February 8, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kidston Gold Mines Limited (the "Issuer"); File Number 82-2351

To Whom it May Concern:

On behalf of the Issuer, we enclose the attached documents for filing for Kidston Gold Mines Limited.

The information is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b). Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

Enc.

Kidston Gold Mines Limited

ABN 68 009 593 711

02 FEB 26 AM 8:05

Our ref: SAM:VM:10.116.1
Your ref:

22 January 2002

Mr Mark Saunders
Greenberg Traurig
MetLife Building
200 Park Avenue
NEW YORK NY 10166
USA

AIR MAIL

Dear Mark,

Re: Kidston Gold Mines Limited
Appendix 3X – Initial Director's Interest Notice

Would you please ensure a copy of the **enclosed** letter and release are lodged with the United States Securities and Exchange Commission (File No. 82-2351).

Yours faithfully

S A Mc

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

P:\Legal\Media Releases etc\020121Ltr to Greenberg Traurig (USA)A3X.doc

Kidston Gold Mines Limited

ABN 68 009 593 711

22 January 2002

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

Dear Sir/Madam

re: Kidston Gold Mines Limited
Appendix 3X – Initial Director's Interest Notice

Please find enclosed copy of the abovementioned release issued by Kidston Gold Mines Limited.

Yours faithfully

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

P:\Legal\Media Releases etc\020121-USA ltrA3X.doc

Kidston Gold Mines Limited
ABN 68 009 593 711

Our ref: SAM:VM10-116-1
Your ref:

22 January 2002

Australian Stock Exchange Limited
Company Announcements Office
Ground Floor Reception
20 Bridge Street
SYDNEY NSW 2000

By Fax: 1300 300 021

Dear Sir/Madam,

Re: Kidston Gold Mines Limited
Appendix 3X – Initial Director's Interest Notice

Please find enclosed Appendix 3X – Initial Director's Interest Notice for each of the directors of Kidston Gold Mines Limited.

Yours faithfully

S A Mac

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001

P:\Legal\10-116\020121 LTR ASX Appendix 3X.doc

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Kidston Gold Mines Limited**
ABN	**68 009 593 711**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Walter Sankey
Date of Appointment	21/04/1994

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interest in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Kidston Gold Mines Limited
ABN	68 009 593 711

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter William Tomsett
Date of Appointment	26/06/2000

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Kidston Gold Mines Limited ("KGM") – Nil Placer Dome Inc. ("PDI") – 1 common share; 121,850 stock options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interest in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Kidston Gold Mines Limited**
ABN	**68 009 593 711**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Arthur Hood
Date of Appointment	18/08/2000

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Kidston Gold Mines Limited ("KGM") – Nil **Placer Dome Inc ("PDI") – 419 common shares, 58,550 stock options**

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interest in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Kidston Gold Mines Limited**
ABN	**68 009 593 711**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Francis James McDonald
Date of Appointment	14/02/1996

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	**Nil**

+ See chapter 19 for defined terms.

Part 3 – Director's interest in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.